                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                               (Amendment No. 15)



                               SIXX HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   830135 10 9
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                                 (CUSIP Number)


               Jack D. Knox, President and Chief Executive Officer
                           Sixx Holdings, Incorporated
                         300 Crescent Court, Suite 1630
                               Dallas, Texas 75201
                                 (214) 855-8800
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                       (Name Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 11, 2000
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                                                               Page 1 of 4 Pages
                                                          Index to Exhibits: N/A

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CUSIP No.  830135 10 9
           -----------

     1. Name of Reporting Person:


     Jack D. Knox
     ---------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (see Instructions)
(a) [ ] (b) [x]

     3. SEC Use Only
                    ------------------------------------------------------------

     4. Source of Funds (See instructions)                    PF
                                           -------------------------------------

     5. Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
                   -------------------------------------------------------------

     6. Citizenship or Place of Organization               United States
                                             -----------------------------------

     Number of            7. Sole Voting Power          1,169,473  - 86.04%
     Shares Bene-                              ---------------------------------
     fically Owned
     of Each              8. Shared Voting Power                  -0-
     Reporting                                   -------------------------------
     Person With
                          9. Sole Dispositive Power     1,169,473 - 86.04%
                                                    ----------------------------

                         10.  Shared Dispositive Power            -0-
                                                       -------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person
        1,169,473 shares
        ------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares
(See Instructions)
                   -------------------------------------------------------------

    13. Percent of Class Represented by Amount in Row 11.
        86.04%
        ------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions):
        IN
        ------------------------------------------------------------------------


                                                               Page 2 of 4 Pages

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                                  Schedule 13D


ITEM 1.    SECURITY AND ISSUER

           No Material Changes.

ITEM 2.    IDENTITY AND BACKGROUND

           No Material Changes.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Jack D. Knox paid $97,917.15 of his personal funds, exclusive of commission, to effect the purchases of the Common Stock reported hereby.

ITEM 4.    PURPOSE OF TRANSACTIONS

     Jack D. Knox purchased, for investment purposes, 9,000 shares of Common Stock at a price of $.22 per share on December 31, 1999, 7,200 shares of Common Stock at a price of $.51 per share on February 15, 2000, 13,500 shares of Common Stock at a price of $.9039 per share on April 20, 2000, 13,500 shares of Common Stock at a price of $1.375 per share on May 9, 2000, 14,000 shares of Common Stock at a price of $1.50 per share on June 8, 2000, and 10,000 shares of Common Stock at a price of $1.50 per share on September 11, 2000, in the open market pursuant to brokerage transactions. In addition, Jack Knox purchased 6,375 shares of Common Stock at a price of $4.00 per share on May 27, 1999 in a private transaction.

     The reporting person has no present plans or proposals that related to or would result in any of the items listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares of common stock beneficially owned by Jack D. Knox is 1,169,473 shares (or 86.04% of Sixx Holdings), taking into account a 1-for-8 reverse split effective March 15, 1996.

     (b) Jack D. Knox has the sole power to vote or direct the vote of 1,169,473 shares; shared power to vote or direct the vote of no shares; sole power to dispose or direct the disposition of 1,169,473 shares; and shared power to dispose or direct the disposition of no shares.


                                                               Page 3 of 4 Pages
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     (c) Other than the transactions reported in Item 4, there have been no transactions reportable under Item (c) of Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting person has no contracts, arrangements or understandings with any person with respect to any securities or Sixx Holdings.

ITEM 7.    MATERIALS FILED AS EXHIBITS.

     Not applicable.











                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:        March 14, 2001                            /s/ Jack D. Knox
       ---------------------------           -----------------------------------
                                                          Jack D. Knox


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